September 30, 2005

Mail Stop 6010


Jeffrey H. Burbank
President and Chief Executive Officer
NxStage Medical, Inc.
439 South Union Street, 5th Floor
Lawrence, Massachusetts 01843

      Re:	NxStage Medical, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 21, 2005
		File No. 333-126711

Dear Mr. Burbank:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1
1. We note your response to comment 1; however, we continue to notice blanks in your document, like those on pages 82, 84 and 99.
Please
provide all required information.

Artwork
2. In an appropriate section of your document, please clarify the portion of your business derived from the uses mentioned on the front cover artwork versus the back cover artwork. Also tell us how your placement of the artwork objectively represents this contribution.


Summary, page 1
3. We note your response to comment 4. Please tell us how the materials you submitted support the disclosure that 8% of U.S. ERSD dialysis patients receive some form of dialysis treatment at home. The information provided in tab 1 of Annex A seems to indicate that
"home hemodialysis" comprised a percentage less than 8%.
4. Please expand your response to comment 5 to tell us where the clinics are located.

5. With a view toward disclosure, please tell us how you determined the size of the reverse split.

We currently have obligations, page 16

6. Please revise your disclosure in response to comment 9 to clarify how your business would give you access to confidential patient information.

Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 33
7. We note your disclosure in response to comment 2 that you organized NxStage Verwaltungs GmbH in July 2005. Disclose your business purpose for organizing this entity and what the nature of its operations will be once it commences conducting business.

Business, page 50

Market Opportunity, page 51

8. We note the materials provided in tab 4 of Annex C in response to comment 20. Please disclose which data in your prospectus is based on your own studies versus independent, objective studies.

9. Please expand your response to comment 21 to tell us the form of the compensation you pay.

10. We note your reference to Annex D in response to comment 22.
Please provide us with Annex D, as it appears it was not submitted with the other annexes.
Designed for safety, page 57

11. We note your response to comment 23. Your response does not address your experience with operator error. Please tell us your experience with operator error and whether there have been any related material consequences to patients.

Underwriting, page 106

12. Please expand your response to comment 33 to clarify that (1) the staff of the Office of Chief Counsel has reviewed and cleared both the procedures and all communications used in both the i-Deal and IPO
Center systems, and (2) the procedures and communications to be used in the offering are the same as those previously reviewed and cleared for those two systems. If you are unable to make this representation, please provide us with all the i-Deal and IPO Center system materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution. We may have additional comments upon review of those materials.

Other Relationships, page 109

13. Please expand your disclosure in response to comment 36 to provide more specific disclosure about the services that the underwriters or their affiliates "have provided." Include information about any future compensation arrangements for these or other services.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

14. Please refer to our prior comment 38. From your response we note that the transfers between inventory and field equipment represent non-cash transfers. As such, based upon the information you provided in your response, please revise to reflect these non-cash transfers in accordance with paragraph 32 of SFAS 95. In the alternative, explain to us why these transfers represent cash transactions that should be reflected within your cash used in or provided by operating and financing activities.





Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

15. We refer to our prior comment 43. Please tell us and disclose whether you have any refund or similar obligations to your customers if they fail to fulfill the minimum purchase requirements. Please tell us and disclose whether you cease depreciating the equipment once the customer has met the minimum purchase requirement.
Please
tell us why you classify these units within inventory and not within field equipment. Also, since you are recognizing the cost of sales on a straight-line basis, but record revenue sporadically as disposables are purchased, please tell us your consideration of why the straight-line basis of cost recognition is appropriate.

Note 6. Redeemable Preferred Stock and Stockholders` Equity
(Deficit), page F-17

Conversion, page F-18

16. We refer to our prior comment 47. We see your conclusion that there was no beneficial conversion feature at the commitment date. Please tell us how you considered EITF 98-5 and 00-27 in reaching this conclusion. Also discuss how you will measure the amount to recognize as a dividend upon completion of the initial public offering.

Note 7. Stock Options, page F-19


17. We refer to our prior comment 48. We note your reference to valuations prepared retrospectively by an independent valuation specialist to reassess the fair value of your common stock as of each of the option grant dates. Please note that if you elect to continue to make such a reference you should identify the appraisal firm under
"Experts" and include their consent in the registration statement. Alternatively, we encourage you to clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

      					Sincerely,



      					Russell Mancuso
      Branch Chief



cc(via facsimile) Mark. G. Borden, Esq.
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Jeffrey H. Burbank
NxStage Medical, Inc.
September 30, 2005
Page 1